January 17, 2020

Yanping Sheng
Chief Executive Officer
Kemiao Garment Holding Group
6910 S. Cimarron Road, Suite 240
Las Vegas, Nevada 89114

       Re: Kemiao Garment Holding Group
           Registration Statement on Form 10-12G
           Filed August 27, 2019
           File No. 000-56086

Dear Mr. Sheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing